Exhibit 99.3

Nexera Technologies: Subsidiary Fort Technology Signs Agreements to Acquire Majority Stake in Logia USA - Fuel Integrity Solutions for Data Centers Company

Nexera holds approximately 70.82% of the issued and outstanding common shares of Fort Technology, valued at approximately US$13.6 million

Tel Aviv, Israel, Aug. 12, 2026 (GLOBE NEWSWIRE) -- -- Nexera Technologies Ltd (“Nexera” or the “Company”) (Nasdaq: NEXR, NEXRW), a data-driven company operating on the Amazon Marketplace expanding into the global homeland security sector through advanced artificial intelligence (“AI”)-driven solutions, today announced that its majority-owned subsidiary, Fort Technology Inc. (TSXV: FORT) (NASDAQ: FRTT) (“Fort”) in which the Company holds approximately 70.82% of the issued and outstanding common shares, valued at approximately US$13.6 million, has entered into definitive agreements (the “Agreements”) with Logia USA Inc. (“Logia USA”) and Yair Harel, the founder and sole shareholder of Logia USA, to acquire 50.1% of Logia USA, a company focused on advanced fuel integrity solutions for data centers and other mission-critical facilities in the United States.

Under the Agreements, Fort will acquire 50.1% of Logia USA in exchange for the issuance of Fort common shares valued at approximately US$125,000. Concurrently, Logia USA will enter into an exclusive U.S. license agreement with Logia Israel Ltd. for automated fuel maintenance and integrity systems, and Fort will provide Logia USA with a credit facility of up to US$2 million to support U.S. market entry and growth. The Agreements also provide for performance-based equity rebalancing and milestone-linked compensation.

Closing is expected to occur on or about October 1, 2026, subject to the satisfaction or waiver of customary conditions, including TSX Venture Exchange approval.

For the full Fort Technology PR: https://finance.yahoo.com/markets/stocks/articles/fort-technology-signs-agreements-acquisition-120000335.html

About Nexera Technologies Ltd

Nexera Technologies Ltd operates, through its subsidiaries, in the fields of advanced technologies for the global homeland security, or HLS, sector and e-commerce. Its operations are conducted through three principal lines of business: KeepZone AI Inc., or KeepZone, a wholly-owned subsidiary dedicated to distributing and promoting AI-powered homeland security technologies, including 3D imaging and electromagnetic threat detection, perimeter intrusion detection, counter-unmanned aircraft systems, and multi-layered security solutions for critical infrastructure and global markets; Fort Products Limited, a legacy consumer products operation focused on pest control and remedial products, which was sold to Fort Technology Inc., or Fort Technology, in July 2025 in exchange for a controlling equity interest, with the Company having since reduced its stake in Fort while retaining control and strategic involvement in related e-commerce activities; and its ongoing legacy e-commerce activities, consisting of data-driven online retail operations (primarily on the Amazon Marketplace) conducted through the Company’s other wholly-owned subsidiaries, including Smart Repair Pro and Top Rank Ltd.

For more information on Nexera Technologies, visit: https://nexera-tech.io/

Forward-Looking Statements Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when discussing: the expected timing and completion of Fort’s acquisition of a 50.1% interest in Logia USA, the satisfaction of the closing conditions, including receipt of TSX Venture Exchange approval, the establishment and funding of the credit facility, Logia USA’s entry into and growth in the U.S. market, the achievement of performance milestones and the anticipated benefits of the transaction. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the Company’s ability to adapt to significant future alterations in Amazon’s policies; the Company’s ability to sell its existing products and grow the Company’s brands and product offerings; the Company’s ability to meet its expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; the impact of conditions in Israel; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (“SEC”), on April 1, 2026, and the Company’s other filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact

Michal Efraty
Adi and Michal PR-IR
Investor Relations, Israel
michal@efraty.com